UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004 (October 7, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are the following documents: (i) a press release of The News Corporation Limited (“News Corporation”) dated October 6, 2004 announcing the adoption of additional corporate governance provisions relating to its proposed reincorporation in the United States; (ii) a supplement to the Information Memorandum (which was originally filed with the Securities and Exchange Commission on Form 6-K/A on September 16, 2004) that will be mailed to News Corporation shareholders and optionholders relating to the adoption of additional corporate governance provisions described above; (iii) a Supplemental Depositary’s Notice of Shareholders’ Meetings which the Depositary, Citibank, N.A., is sending to the holders of News Corporation American Depositary Shares (“ADSs”) representing Ordinary Shares; and (iv) a Supplemental Depositary’s Notice of Shareholders’ Meetings which the Depositary is sending to the holders of ADSs representing Preferred Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date:	October 7, 2004	BY:	/S/ ARTHUR M. SISKIND
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit

A.	Press Release of The News Corporation Limited dated October 6, 2004.

B.	Supplement to the Information Memorandum

C.	Supplemental Depositary’s Notice of Shareholders’ Meeting for holders of ADSs representing Ordinary Shares

D.	Supplemental Depositary’s Notice of Shareholders’ Meeting for holders of ADSs representing Preferred Shares

EXHIBIT A

NEWS RELEASE

For Immediate Release	Contact: Andrew Butcher (1) 212-852-7070
Greg Baxter (61 2) 9288 3242

News Corporation Adopts Additional Corporate

Governance Provisions

NEW YORK, NY, October 6, 2004 – The Board of Directors of News Corporation has approved plans to further strengthen the Company’s already stringent corporate governance provisions upon its reincorporation in the United States. In formalizing previously stated intentions, the Board acted to allay concerns expressed by certain shareholders that existing rights might be diminished if the Company’s proposed move to the United States is approved later this month.

The planned amendments are subject to approval by the Australian Federal Court.

The amendments will be formalized either in the Company’s U.S. certificate of incorporation, through an agreement with the Company’s primary shareholder (the Murdoch Interests), or through adoption of Board policy.

The Company’s U.S. Certificate of Incorporation will provide that:

•	the Company will retain its full foreign listing on the Australian Stock Exchange (ASX);
•	the Company will not issue new shares which will have more than one vote per share; and
•	holders of 20 percent or more of the outstanding voting shares of the Company may, by written request, cause a special meeting of shareholders to be called.

These provisions will remain in effect unless changed by a vote of a majority of the Company’s outstanding voting stock.

The Murdoch Interests have agreed that following reincorporation, they will not acquire additional voting shares above the 29.47 percent holdings they will receive upon reincorporation, except to the extent of 3 percent of the Company’s outstanding shares every six months, or 6 percent in aggregate every 12 months.

The Murdoch Interests have also agreed not to sell any of their voting shares to any individual or related group if, following such a sale, the purchaser will own more than 19.9 percent of the Company’s outstanding voting stock, unless such purchaser agrees to purchase all the shares of the Company’s voting and non-voting stock.

These agreements cannot be terminated or amended in any material respect without the vote of the Company’s shareholders, excluding the Murdoch Interests.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

NEWS RELEASE

In addition, the Board has adopted a policy that if a shareholder rights plan is adopted by the Company following reincorporation, the plan would have a one-year sunset clause unless shareholder approval is obtained for an extension. The policy also provides that if shareholder approval is not obtained, the Company will not adopt a successor shareholder rights plan having substantially the same terms and conditions.

Finally, the Board has agreed to establish a process whereby committees of the Board will consider recommendations on several governance issues prior to the Company’s next annual meeting. Those issues include:

•	standards for determining the independence of News Corporation directors, board committee members and committee chairpersons;
•	disclosure by the Company of its systematic process for determining leadership succession;
•	procedures by which the Company will consider all reasonable shareholder proposals; and
•	consideration of eliminating the classified board and adopting procedures to elect all Directors annually.

News Corporation Chairman and Chief Executive Rupert Murdoch said: “We have maintained all along that, following our move to the United States, News Corp. would be governed by one of the strongest regimes of any company in the world in complying with the combined requirements of the NYSE, the ASX, the SEC and Sarbanes-Oxley. With the changes we have adopted today, that regime will be even stronger, and reflect the Company’s ongoing commitment to maintaining the highest standards of corporate governance.”

The Company’s annual general meeting and the scheme meetings to enable shareholders and optionholders to vote on the proposed reincorporation are to be held on October 26 in Adelaide, South Australia.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of June 30, 2004 of approximately US$52 billion and total annual revenues of approximately US$20 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

EXHIBIT B

7 October 2004

Dear Shareholders and Optionholders,

You should recently have received an Information Memorandum dated 15 September 2004 regarding News Corporation’s proposal to “re-incorporate” in the United States. Since despatching that document to you, and after discussions with shareholder advisory groups, the company has decided to further strengthen certain corporate governance provisions relating to News Corp US (the new holding company under the “re-incorporation” proposal) and to obtain from the company’s primary shareholder, the Murdoch Interests, certain undertakings limiting their rights to acquire further shares, and to transfer existing shares, in News Corp US. The Special Committee and the full Board have unanimously approved the adoption of these provisions which are described below.

The amendments will be formalised either in the Company’s U.S. certificate of incorporation (in the case of items 1,2 and 3 below), through an agreement with the Murdoch Interests (in the case of item 4 below), or through adoption of Board policy (in the case of item 5 below).

In summary, the changes are as follows:

1.	No removal of full foreign listing on the ASX without shareholder approval

News Corp US will not request removal of its full foreign listing from the ASX without the affirmative vote of a majority of the outstanding shares of Voting Stock. The purpose of this change is to give shareholders in News Corp US the continued benefit of protections under ASX listing rules.

2.	No issue of shares with super-voting rights

News Corp US will not issue any shares of Series Common Stock or Preferred Stock which entitle the holder to more than one vote per share without the affirmative vote of a majority of the outstanding shares of Voting Stock. In the Information Memorandum previously sent to you, the ability of News Corp US to issue Series Common Stock or Preferred Stock with superior voting rights was stated as a potential disadvantage of the transaction (eg see section 1.3(b) and Attachment A of the Information Memorandum and section 6.6.1 of the expert’s report) . This change addresses that issue.

3.	Shareholders’ rights to call general meetings

News Corp US’s certificate will give shareholders holding not less than 20% of the outstanding shares of Voting Common Stock the right to requisition a special meeting of stockholders. This change is also designed to address what was identified in the Information Memorandum and expert’s report previously sent to you as a potential disadvantage of the transaction (eg see section 1.3(b) and Attachment A of the Information Memorandum and section 6.6.1 of the expert’s report).

This right is not otherwise provided by Delaware law, but is more limited than that which currently exists under Australian law (which allows shareholders holding 5% of the shares entitled to vote at a meeting or 100 shareholders to requisition a meeting). Under the News Corp US provision, the requisition must be received at least 135 days prior to the anniversary of the preceding annual meeting.

As this provision has been incorporated in News Corp US’s certificate, it can only be amended by vote of a majority of the voting stock of the company.

4.	Restrictions on the rights of the Murdoch Interests to acquire further shares, and to transfer existing shares, in News Corp US

The principal restrictions that have been agreed are as follows:

•	Subject to certain exceptions, the Murdoch Interests will not acquire additional voting shares above the 29.47 percent holdings they will receive upon “re-incorporation”, except to the extent of 3 percent of the News Corp US’s outstanding voting shares every six months, or 6 percent in aggregate every 12 months.

•	Subject to certain exceptions, the Murdoch Interests will not sell any of their voting shares to any individual or related group if, following such a sale, the purchaser will own more than 19.9 percent of News Corp US’s outstanding Voting Stock, unless such purchaser agrees to purchase all the shares of News Corp US’s voting and non-voting stock.

•	These restrictions continue for a term of 10 years, although they may come to an end earlier if a tender offer is made for News Corp US, a third party acquires more than 15% of the voting stock, or the Murdoch Interests’ holding falls below 10%.

The provisions of the agreement entered into between News Corp US and the Murdoch Interests are described in more detail in the summary of the agreement which appears at the end of this letter.

These restrictions, which are imposed on the Murdoch Interests, but not on any other shareholders in News Corp US, are similar in a number of respects to (but are not the same as) those which would apply to the Murdoch Interests as a major shareholder in an Australian listed company. For example, the restrictions on acquisitions during a six month period are similar to the ‘creep rule’ exception under Australian takeovers law, which allows a person to acquire up to 3% in any six month period without breaching the 20% limit on voting power in a company. The News Corp US provision is, however, different in a number of material respects, including that it allows for acquisitions that do not exceed 6% over a twelve month period and is subject to a number of exceptions which the Australian ‘creep rule’ is not (although many of those exceptions themselves derive from other exceptions to the 20% limit under Australian law). Those exceptions are described in the summary of the agreement which appears at the end of this letter.

The Information Memorandum and independent expert’s report previously sent to you states as a potential disadvantage of the transaction that, under Delaware law, the Murdoch Interests would be able to acquire further shares in News Corp US without making an offer on the same terms to all shareholders in that class of shares, and would be able to pass a controlling shareholding to a third party without an offer being made to all shareholders (see for example the discussion in section 6.6.1 of the independent expert’s report). The agreement that News Corp US has entered into with the Murdoch Interests addresses that issue.

5.	Board policy on stockholder rights plans

The board of News Corp US has established a policy that if any stockholder rights plan (known as a “poison pill”) is adopted without stockholder approval, it will expire after one year unless it is ratified by stockholders. This policy will not permit the plan to be rolled over for successive one-year terms on substantially the same terms and conditions or to the same effect without stockholder ratification. This initiative is designed to address an issue raised by governance groups. The statements in the Information Memorandum and independent expert’s report that the ability of News Corp US to adopt a “poison pill” in the future is a potential disadvantage of the transaction (eg see section 1.3(b), 1.5 and Attachment A of the Information Memorandum and section 6.6.1 of the expert’s report) now need to be read in light of this policy.

6.	Corporate governance committees

In addition, at the request of governance groups, News Corp US will establish committees of the board to consider recommendations on several corporate governance issues prior to its first annual meeting. Those issues include:

(a)	standards for determining the independence of the company’s directors, board committee members and committee chairpersons;

(b)	disclosure by the company of its systematic process for determining leadership succession;

(c)	procedures by which the company will consider all reasonable shareholder proposals; and

(d)	consideration of eliminating the classified board and adoption of procedures to elect all directors annually.

What does the independent expert say about the changes?

Grant Samuel, the independent expert, has considered all of these initiatives and has confirmed that they do not affect its conclusion that the Proposed Transaction is in the best interests of shareholders and optionholders.

Copies of documents and other information

A copy of the amended and restated certificate of incorporation and the Murdoch Interests Agreement will be available on the company’s website at www.newscorp.com.

The Board takes this opportunity to once again encourage Shareholders and Optionholders to vote in favour of News Corporation’s proposed re-incorporation at the meetings to be held in Adelaide on 26 October 2004. For further information about the re-incorporation proposal or the meetings, please consult your Information Memorandum.

Please note that words and phrases defined in the Information Memorandum have the same meaning where they appear in this letter. In addition, the term Voting Stock, which is used in this letter, means shares of News Corp US capital stock entitled to vote generally in the election of directors.

Those shareholders who have already voted by proxy and would like to change their vote may contact the company’s share registry on the following numbers and obtain a new proxy form for that purpose: 1300 733 343 (toll free) – Australia only; 1800 506 7142 (toll free) – the US only; and +61 2 9240 7450 or +1 212 805 7269 – outside Australia and the US.

Yours sincerely

Keith Brodie

Company Secretary

The News Corporation Limited

Summary of Agreement Between News Corp US and the Murdoch Interests

The principal provisions of the agreement are as follows:

(a)	(Restrictions on acquisitions) Except for certain “permitted transfers”, the Murdoch Interests are prohibited from directly or indirectly acquiring further shares of Voting Common Stock if the acquisition would result in the percentage of Voting Common Stock held legally or beneficially by the Murdoch Interests being more than three percentage points higher than the percentage of Voting Common Stock legally or beneficially owned by them six months prior to the date of the acquisition. This prohibition will not apply to prevent an acquisition where the acquisition would not result in the percentage increase over the twelve month period prior to the acquisition exceeding six percent. The Murdoch Agreement will not prohibit any acquisitions which result in the Murdoch Interests legally or beneficially owning 29.47% or less of the outstanding Voting Common Stock.

(b)	(Restrictions on transfers) Except for certain “permitted transfers”, the Murdoch Interests are prohibited from directly or indirectly transferring to a third party legal or beneficial ownership of shares of Voting Common Stock, if the transferred stock, plus stock the Murdoch Interests know the third party already owns, represents more than 19.9% of the outstanding Voting Common Stock, unless the third party offers to purchase all outstanding stock of News Corp US on equivalent terms as provided in Section 4(e) of the certificate of incorporation of News Corp US.

(c)	(News Corp US obligations) News Corp US agrees to prevent the registration of any transfer of Voting Common Stock it knows to be in breach of the above prohibitions.

(d)	(Sunset Date) The above prohibitions terminate on the earliest of: (1) the tenth anniversary of the Implementation Date; (2) the date that any third party directly or indirectly acquires or becomes the legal or beneficial owner of 15% or more of the Voting Common Stock (excluding any such stock acquired from the Murdoch Interests less than one year prior to the relevant date); provided that if a third party who acquires 15% or more of the outstanding Voting Common Stock ceases, within three months of the acquisition, to hold at least 15% of the outstanding Voting Common Stock as a result of transfers to the Murdoch Interests or their designees, the Murdoch Agreement shall be reinstated; (3) the commencement by a third party of any tender or exchange offer (as defined in Section 4(e) of Article IV of News Corp US’ certificate of incorporation); and (4) the date that the Murdoch Interests cease to legally or beneficially own at least 10% of the outstanding Voting Common Stock.

(e)	(Permitted transfers) Each of the following is a “permitted transfer”: (1) a transfer pursuant to a tender or exchange offer made by the Murdoch Interests; (2) a transfer pursuant to any transaction generally available to the holders of Voting Common Stock, such as a merger, recapitalisation or other extraordinary business combination; and (3) a transfer approved by a majority of the votes cast at a meeting of holders of Voting Common Stock, other than the Murdoch Interests.

(f)	(Exceptions) Certain other events are excluded from the above prohibitions, including acquisitions:

•	pursuant to a pro-rata rights issue (including rights taken up by an underwriter or in a secondary offer of rights in that pro-rata rights issue), stock dividend or distribution or capital reconstruction;

•	pursuant to an underwriting agreement the terms of which are disclosed in a prospectus or other disclosure document;

•	pursuant to a dividend reinvestment or similar plan;

•	pursuant to stock options or other incentive compensation issued to any Murdoch Interest in connection with such person’s employment by News Corp US or any of its subsidiaries;

•	pursuant to any acquisition or business combination, provided that the terms of any issuance to, or acquisition by, the Murdoch Interests shall be substantially identical to the terms available to holders of the same class of securities of the entity subject to the acquisition or business combination;

•	by News Corp US or an entity it controls.

The certificate of incorporation of News Corp US has been amended to include a prohibition on News Corp US agreeing to terminate, or in any material respect amend or waive, any of the above provisions of the Murdoch Agreement, without the affirmative vote of a majority of the votes cast at a meeting of holders of Voting Stock (excluding any votes cast by the Murdoch Interests).

EXHIBIT C

Supplemental Depositary’s Notice

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) and representing Ordinary Shares of The News Corporation Limited.

ADS CUSIP No.:	652487703

ADS Record Date:	September 15, 2004.

ADS Voting Instructions Deadline:	On or before 5:00 P.M. (New York City time) on October 14, 2004.

Australian Record Date:	October 24, 2004.

Meetings Specifics:

Annual General Meeting of Shareholders—October 26, 2004 at 10:00 A.M. (Adelaide time).

Share Scheme Meeting of Ordinary Shareholders—October 26, 2004 not before 10:30 A.M. (Adelaide time).*

Share Cancellation Meeting—October 26, 2004 not before 11:00 A.M. (Adelaide time).*

All the Meetings above (collectively, the “Meetings”) will be held in the Grand Ballroom of the Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia.

* Each of the Meetings following the Annual General Meeting will commence at the later of the time indicated above or the end of the preceding Meeting.

Meetings Agendas:	Please refer to the Meeting Materials distributed to you previously.

Deposited Securities:	Ordinary shares of The News Corporation Limited, a corporation organized and existing under the laws of Australia (the “Company”).

ADS Ratio:	4 Shares to 1 ADS.

Depositary:	Citibank, N.A.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of October 29, 1996, by and among the Depositary, the Company and the Holders of ADRs evidencing ADSs issued thereunder, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 8, 2004.

Information Agent:	Georgeson Shareholder Communications, Inc. (1-800-506-7142).

Please note that to be counted, your Voting Instructions need to be received by the Depositary prior to 5:00 P.M. (New York City time) on October 14, 2004. If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact the Information Agent, Georgeson Shareholder Communications, Inc., at 1-800-506-7142.

The Supplement to the Information Memorandum enclosed has been provided by The News Corporation Limited. Citibank, N.A. is forwarding this Supplement to the Information Memorandum to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of any information contained in the Supplement to the Information Memorandum. Citibank, N.A. does not, and should not be deemed to, express any view or opinion with respect to any of the information enclosed herewith.

EXHIBIT D

Supplemental Depositary’s Notice

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) and representing Preferred Limited Voting Ordinary Shares of The News Corporation Limited.

ADS CUSIP No.:	652487802

ADS Record Date:	September 15, 2004.

ADS Voting Instructions Deadline	On or before 5:00 P.M. (New York City time) on October 14, 2004.

Australian Record Date:	October 24, 2004

Meetings Specifics:

Share Scheme Meeting of Preferred Shareholders—October 26, 2004 not before 10:45 A.M. (Adelaide time).*

Share Cancellation Meeting—October 26, 2004 not before 11:00 A.M. (Adelaide time).*

All the Meetings above (collectively, the “Meetings”) will be held in the Grand Ballroom of the Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia.

* Each of the Meetings following the Annual General Meeting will commence at the later of the time indicated above or the end of the preceding Meeting.

Meetings Agendas:	Please refer to the Meeting Materials distributed previously.

Deposited Securities:	Preferred shares of The News Corporation Limited, a corporation organized and existing under the laws of Australia (the “Company”).

ADS Ratio:	4 Shares to 1 ADS.

Depositary:	Citibank, N.A.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of December 3, 1996, by and among the Depositary, the Company and the Holders of ADRs evidencing ADSs issued thereunder, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 8, 2004.

Information Agent:	Georgeson Shareholder Communications, Inc. (1-800-506-7142).

Please note that to be counted, your Voting Instructions need to be received by the Depositary prior to 5:00 P.M. (New York City time) on October 14, 2004. If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact the Information Agent, Georgeson Shareholder Communications, Inc., at 1-800-506-7142.

The Supplement to the Information Memorandum enclosed has been provided by The News Corporation Limited. Citibank, N.A. is forwarding this Supplement to the Information Memorandum to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of any information contained in the Supplement to the Information Memorandum. Citibank, N.A. does not, and should not be deemed to, express any view or opinion with respect to any of the information enclosed herewith.